

July 19, 2011

Via E-mail
Richard D. Fairbank
Chairman of the Board, Chief Executive Officer
and President
Capital One Financial Corporation
1680 Capital One Drive
McLean, VA 22102

> **Re: Capital One Financial Corporation**
> **Form 10-K for Fiscal Year Ended December 31, 2010**
> **Filed March 1, 2011**
> **Form 10-Q for the Quarterly Period Ended March 31, 2011**
> **Filed May 10, 2011**
> **File No. 001-13300**

Dear Mr. Fairbank:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. Where we have requested changes in future filings, please include a draft of your proposed disclosures that clearly identifies new or revised disclosures. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, including the draft of your proposed disclosures, we may have additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2010
Item 1. Business
Business Segments, page 2

1. Please revise your description in Commercial Banking to better define the phrase "middle market customers" in your periodic and annual reports.

Deposit and Deposit Insurance, page 5

2.   We note that "[a]bsent any action that management may take to minimize deposit
        insurance assessments, the Bank's assessments will increase significantly starting for the
        period beginning on April 1, 2011." Please provide us with draft disclosure to be
        included in future filings that quantifies the increased assessment.

Supervision and Regulation
Heightened Prudential and Other Requirements under the Dodd-Frank Act, page 4

3.   We note your disclosure the Dodd-Frank Act imposes new, more stringent standards and
        requirements with respect to certain activities, including proprietary trading (under the
        "Volcker Rule"). We also note your disclosure on page 170 that net gains and losses on
        your investment securities portfolio and "certain trading activities" are included in your
        Other operating segment. Although it is not clear from your disclosures whether you do
        participate in proprietary trading activities, the disclosure on page 170 seems to allude to
        the fact that you may. We believe that separate quantification of your proprietary trading
        revenues will provide useful information to allow readers to understand the significance
        of your proprietary trading activities to your overall results of operations and to more
        clearly understand the impact that the Volcker Rule and its limitations on proprietary
        trading activities is expected to have on your business going forward. Accordingly,
        please revise your future filings to separately discuss the following:

        •   Clarify whether you do or do not participate in proprietary trading activities.

        •   Clearly define what you consider to represent proprietary trading activities and
            discuss changes you plan to implement, or have implemented, as a result of future
            prohibitions or limitations on this type of activity in the future.

        •   Disclose your revenues earned from proprietary trading activities.

        •   Clearly identify aspects of your business that are similar to but excluded from your
            definition of "proprietary trading" for these purposes, and specifically disclose how
            you differentiate such activities. Tell us the extent to which you believe it is possible
            that such activities will be scoped into the final regulatory definition of proprietary
            trading.

        •   Discuss the expected effects of the Volcker rule on your business units that sponsor or
            invest in private equity or hedge funds, if applicable.   Clearly identify the extent to
            which such activities have been terminated or disposed of as well as the steps you
            plan to take to terminate or dispose of the rest of these components.

Item 1A. Risk Factors

4.   We note that the increase in reported net income in 2010 "was largely attributable to a substantial reduction in the provision for loan and lease losses." Please provide us with a draft of a risk factor to be included in future filings that clearly discloses that the reduction in the provision for loan and lease losses is a significant diver of net income and that this level of net profit may not be sustainable.

Compliance with New and Existing Laws and Regulations May Increase our Costs…, page 12

5.   Please provide us with draft disclosure to be included in future filings that quantifies the impact to your revenues resulting from the limit on interchange fees.

We May Experience Increased Losses Associated with Mortgage Repurchases and Indemnification Obligations, page 14

6.   Please provide us with draft disclosure and revise your future filings to add specific quantifications to this risk factor indicating what your reasonably possible loss was for mortgage repurchases and indemnification obligations as of the period. Please also disclose that you do not have complete information about the underlying credit performance of mortgages sold to others that you do not service, and quantify the original principal balance of mortgage loans that fall into this category.

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations
Table 11: Loan Portfolio Composition, page 51

7.   We note your loan portfolio composition disclosures on page 51. Please expand the narrative describing this table by providing more details regarding your lending policies and procedures. Please expand this disclosure to include a narrative discussion of your underwriting policies and procedures in your primary lending products; lending requirements such as loan-to-value ratios, credit requirements and documentation; which loans are offered at fixed or variable rates; and the factors that lead you to hold loans for investment or sell them in the secondary markets.

Non-performing Assets, page 56

8.   We note your disclosure in footnote two to Table 19 on page 57 that addresses how you treat purchased credit impaired (PCI) loans in your non-performing assets balances and ratios, and your disclosure in footnote three to Table 20 on page 59 that addresses the same issue. We acknowledge that these disclosures were enhanced in your current filings due to comments issued during our prior year review in order to clarify that PCI loans were recorded at fair value upon acquisition and, therefore, are only included in non-

performing loans and other credit quality balances and ratios if they experience subsequent credit deterioration. However, your disclosure in footnote one to the tabular disclosure on page 119 simply states that PCI loans are "excluded" from loans past due 90-days and still accruing and non-performing loans, as well as your disclosure on page 102 that states you "separately track and report PCI loans and exclude these loans from our delinquency and nonperforming loan statistics." Please revise your disclosures on pages 119 and 102, as well as any other similar disclosures throughout your filings as applicable, to clarify that PCI loans are included in these credit quality amounts and ratios if they experience credit deterioration subsequent to acquisition

Loan Modifications and Restructurings, page 59

9.   We note that you have a significant credit card portfolio and that as of December 31, 2010 and March 31, 2011 you had $912 million and $931 million, respectively, of credit card loans outstanding for borrowers enrolled in a credit card modification program, all of which appear to be considered to be troubled debt restructurings (TDRs). Please tell us whether any of your credit card loan agreements have provisions where the interest rate on the credit card loan is automatically increased due to non-payment, late-payment, or similar events. If so, please tell us, and disclose in future filings, how you determined the effective interest rate of the loan existing at the origination or acquisition of the loan at the time of the TDR for purposes of measuring the amount of the impairment. For example, tell us whether for purposes of this calculation you assumed the interest rate existing at origination was the original rate, prior to being increased for any events of default/late payment, or the rate immediately in effect prior to the modification.

Item 8. Financial Statements
Note 1. Summary of Significant Accounting Policies
Resale and Repurchase Agreements, page 99

10.   We note your disclosure that you "generally" account for your securities purchased under agreements to resell and securities sold under agreements to repurchase transactions as collateralized financing transactions and not as sales. Please tell us whether you account for any of these transactions as sales. If you do, please provide your accounting analysis that you relied on when concluding those transactions were sales under current accounting guidance, and please revise your future filings to define the extent of exceptions reflected in your use of the word "generally". If you do not account for any transactions as sales, please revise this disclosure in future filings to clarify that fact.

Charge-offs, page 103

11.   We note from your disclosure here and on page 102 that your time period for classifying unsecured small business lines of credit and other non-credit card consumer loans as nonperforming is the same time frame for charging-off the loan (i.e. 180 days and 120

days, respectively). Please confirm in your response as well as in your disclosure regarding nonperforming loans that the time frame for both classification as nonperforming and for charging-off the loan is the same for both of these loan categories. Please revise future filings to explain how your nonperforming loan ratios are impacted by having simultaneous triggers for classifying these loans as nonperforming and for charge-off.

Definitive Proxy Statement on Schedule 14A
Compensation of Directors, page 23

12.   We note that the "Option Awards" column reports the value of stock options granted in exchange for cash compensation. Please confirm that in future filings you will disclose the amount of cash compensation the director elected to forego under the column for "Fees Earned or Paid in Cash" rather than the column for "Option Awards." See our guidance in Regulation S-K Compliance and Disclosure Interpretation 119.03.

Form 10-Q for the Quarterly Period Ended March 31, 2011

Item 2. Management's Discussion and Analysis of Financial Condition and Results of Operations
Consolidated Balance Sheet Analysis and Credit Performance
Delinquency Rates, page 24

13.   We note your disclosure here related to loans that you consider to be delinquent, including disclosure of 30+ day *performing* delinquent loans and 30+ day delinquent loans. We note similar delinquent loan disclosures on page two. It is unclear from your disclosures what exactly the difference is between performing delinquent loans and delinquent loans for each loan category. Please tell us and revise future filings, throughout your filing as appropriate, to disclose the difference between 30+ day performing delinquent loans and 30+ day delinquent loans.

Interim Consolidated Financial Statements
Note 16—Subsequent Events, page 114

14.   You disclose in Note 16 that under the terms of your agreement with Kohl's, you expect Kohl's to reimburse you for a fixed percentage of credit losses incurred. You state that the loss sharing amounts from Kohl's will be reflected as a reduction in your provision for loan and lease losses and net charge-offs. Please address the following regarding this disclosure:

- Tell us in detail the terms of the loss sharing agreement provisions and explain how you accounted for the loss sharing agreement at inception as well as subsequently.

- Provide us with a walkthrough of the journal entries. Specifically identify where the receivable from Kohl's is reported and whether you are reporting the allowance gross or net.

- Clarify how you are reflecting the amounts in your presentation of each gross charge-offs and recoveries.

- Tell us whether you accounted for the August 2010 partnership agreement as a business combination or the acquisition of a loan portfolio.

- Tell us whether the loss sharing agreement provides coverage on a specific loan-by-loan basis or on a portfolio basis.

- To the extent the loss sharing agreement does not provide coverage on a specific loan-by-loan basis, tell us how you determined it was appropriate to reflect the effects of the loss sharing agreement as a reduction of your allowance and gross charge-offs. Clarify how it how it is reflected in your rollforward of the allowance. It would not seem appropriate to net such recoveries in the computation of your allowance.

- Tell us the amount by which your allowance and net charge-offs have been reduced for each quarterly period since the portfolio acquisition in August 2010.

- For transparency purposes, revise your future filings to clarify the above points as appropriate.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Brittany Ebbertt at (202) 551-3572 or Kevin W. Vaughn, Accounting Branch Chief at (202) 551-3494 if you have questions regarding comments on the financial statements and related matters. Please contact Eric Envall at (202) 551-3234 or Sebastian Gomez Abero, Special Counsel at (202) 551-3578 with any other questions.

Sincerely,

/s/ Sebastian Gomez Abero for

Suzanne Hayes
Assistant Director